Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2004

04 MAR -8 AM 7:21

SSA-CP 004/2004

04010341

March 2, 2004

Subject: Report on the results of the exercise of warrants (ESOP Grant I) in February 2004

SUPPL

To: The President
The Stock Exchange of Thailand

Shin Satellite Corporation Public Company Limited ("the Company") issued and offered 8,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant I) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m., The exercise date of February was between February 23 - 27, 2004. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	:	1 warrant per 1 ordinary share.
Exercise Price	:	Baht 26.75 per share.
Maturity of warrants and	:	5 years from the first date of the issuance offering of warrants.
Number of ordinary shares reserved for warrants	:	8,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in February 2004, as follows;

The number of exercised warrants in this month	:	0	units
The number of remaining unexercised warrants	:	7,588,600	units
The number of ordinary shares derived from this exercise	:	0	shares
The number of remaining ordinary shares reserved for warrants	:	7,588,600	shares